UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

MEDCATH CORPORATION
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
58404W109
(CUSIP Number)
August 31, 2010
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58404W109
1		NAME OF REPORTING PERSON: WS Capital, L.L.C. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0*
	6	SHARED VOTING POWER: 1,159,000*
	7	SOLE DISPOSITIVE POWER: 0*
	8	SHARED DISPOSITIVE POWER: 1,159,000*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,159,000*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%*
12		TYPE OF REPORTING PERSON HC/OO
* Based on information set forth in the Quarterly Report on Form 10-Q of Medcath Corporation (the “Company”) for the quarterly period ended June 30, 2010 and filed with the Securities and Exchange Commission on August 8, 2010, as of August 5, 2010, there were 20,492,366 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), issued and outstanding.  As of September 10, 2010 (the “Filing Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”), HHMI Investment, L.P. (“HHMI”) and GT Global Hedge, L.P. (“GT Global” and collectively with WSC, WSCQP, WS International and HHMI, the “WS Funds”) owned in the aggregate 1,159,000 Shares.  WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI and GT Global.  WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management.  Reid S. Walker and G. Stacy Smith are members of WS Capital.  As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the Shares held by the WS Funds.  Thus, as of the Filing Date, for the purposes of Reg. Section 240.13d-3, WSC Management, WS Capital and Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 1,159,000 Shares, or approximately 5.7% of the Shares deemed issued and outstanding as of the Filing Date.  Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No. 58404W109
1		NAME OF REPORTING PERSON: WS Capital Management, L.P. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0*
	6	SHARED VOTING POWER: 1,159,000*
	7	SOLE DISPOSITIVE POWER: 0*
	8	SHARED DISPOSITIVE POWER: 1,159,000*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,159,000*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%*
12		TYPE OF REPORTING PERSON IA/PN
* Based on information set forth in the Quarterly Report on Form 10-Q of Medcath Corporation (the “Company”) for the quarterly period ended June 30, 2010 and filed with the Securities and Exchange Commission on August 8, 2010, as of August 5, 2010, there were 20,492,366 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), issued and outstanding.  As of September 10, 2010 (the “Filing Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”), HHMI Investment, L.P. (“HHMI”) and GT Global Hedge, L.P. (“GT Global” and collectively with WSC, WSCQP, WS International and HHMI, the “WS Funds”) owned in the aggregate 1,159,000 Shares.  WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI and GT Global.  WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management.  Reid S. Walker and G. Stacy Smith are members of WS Capital.  As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the Shares held by the WS Funds.  Thus, as of the Filing Date, for the purposes of Reg. Section 240.13d-3, WSC Management, WS Capital and Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 1,159,000 Shares, or approximately 5.7% of the Shares deemed issued and outstanding as of the Filing Date.  Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No. 58404W109
1		NAME OF REPORTING PERSON: Reid S. Walker I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0*
	6	SHARED VOTING POWER: 1,159,000*
	7	SOLE DISPOSITIVE POWER: 0*
	8	SHARED DISPOSITIVE POWER: 1,159,000*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,159,000*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%*
12		TYPE OF REPORTING PERSON IN
* Based on information set forth in the Quarterly Report on Form 10-Q of Medcath Corporation (the “Company”) for the quarterly period ended June 30, 2010 and filed with the Securities and Exchange Commission on August 8, 2010, as of August 5, 2010, there were 20,492,366 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), issued and outstanding.  As of September 10, 2010 (the “Filing Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”), HHMI Investment, L.P. (“HHMI”) and GT Global Hedge, L.P. (“GT Global” and collectively with WSC, WSCQP, WS International and HHMI, the “WS Funds”) owned in the aggregate 1,159,000 Shares.  WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI and GT Global.  WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management.  Reid S. Walker and G. Stacy Smith are members of WS Capital.  As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the Shares held by the WS Funds.  Thus, as of the Filing Date, for the purposes of Reg. Section 240.13d-3, WSC Management, WS Capital and Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 1,159,000 Shares, or approximately 5.7% of the Shares deemed issued and outstanding as of the Filing Date.  Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No. 58404W109
1		NAME OF REPORTING PERSON: G. Stacy Smith I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0*
	6	SHARED VOTING POWER: 1,159,000*
	7	SOLE DISPOSITIVE POWER: 0*
	8	SHARED DISPOSITIVE POWER: 1,159,000*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,159,000*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%*
12		TYPE OF REPORTING PERSON IN
* Based on information set forth in the Quarterly Report on Form 10-Q of Medcath Corporation (the “Company”) for the quarterly period ended June 30, 2010 and filed with the Securities and Exchange Commission on August 8, 2010, as of August 5, 2010, there were 20,492,366 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), issued and outstanding.  As of September 10, 2010 (the “Filing Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”), HHMI Investment, L.P. (“HHMI”) and GT Global Hedge, L.P. (“GT Global” and collectively with WSC, WSCQP, WS International and HHMI, the “WS Funds”) owned in the aggregate 1,159,000 Shares.  WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI and GT Global.  WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management.  Reid S. Walker and G. Stacy Smith are members of WS Capital.  As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the Shares held by the WS Funds.  Thus, as of the Filing Date, for the purposes of Reg. Section 240.13d-3, WSC Management, WS Capital and Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 1,159,000 Shares, or approximately 5.7% of the Shares deemed issued and outstanding as of the Filing Date.  Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

Item 1(a).	Name of Issuer: Medcath Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:
10720 Sikes Place, Suite 300
Charlotte, North Carolina 28277

Item 2(a).	Name of Person Filing:

WS Capital, L.L.C.
WS Capital Management, L.P.
Reid S. Walker
G. Stacy Smith

Item 2(b).	Address of Principal Business Office or if none, Residence:
300 Crescent Court, Suite 1111
Dallas, Texas 75201

Item 2(c).	Citizenship:

	WS Capital, L.L.C.:	Texas
	WS Capital Management, L.P.:	Texas
	Reid S. Walker:	United States
	G. Stacy Smith:	United States

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number: 58404W109

Item 3.	Not Applicable.

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

	WS Capital, L.L.C.:	1,159,000*
	WS Capital Management, L.P.:	1,159,000*
	Reid S. Walker:	1,159,000*
	G. Stacy Smith:	1,159,000*

(b)	Percent of Class:

	WS Capital, L.L.C.:	5.7%*
	WS Capital Management, L.P.:	5.7%*
	Reid S. Walker:	5.7%*
	G. Stacy Smith:	5.7%*

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

	WS Capital, L.L.C.:	0*
	WS Capital Management, L.P.:	0*
	Reid S. Walker:	0*
	G. Stacy Smith:	0*

(ii)	shared power to vote or to direct the vote:

	WS Capital, L.L.C.:	1,159,000*
	WS Capital Management, L.P.:	1,159,000*
	Reid S. Walker:	1,159,000*
	G. Stacy Smith:	1,159,000*

(iii)	sole power to dispose or to direct the disposition of:

	WS Capital, L.L.C.:	0*
	WS Capital Management, L.P.:	0*
	Reid S. Walker:	0*
	G. Stacy Smith:	0*

(iv)	shared power to dispose or to direct the disposition of:

	WS Capital, L.L.C.:	1,159,000*
	WS Capital Management, L.P.:	1,159,000*
	Reid S. Walker:	1,159,000*
	G. Stacy Smith:	1,159,000*

-------------------------------------
*See footnote on cover pages.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 10, 2010

WS CAPITAL, L.L.C.

By:	/s/ Reid S. Walker
Reid S. Walker, Member

WS CAPITAL MANAGEMENT, L.P.

By: WS Capital, L.L.C., its general partner

By:	/s/ Reid S. Walker
Reid S. Walker, Member

/s/ Reid S. Walker
REID S. WALKER

/s/ G. Stacy Smith
G. STACY SMITH

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

    In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13G (including amendments thereto) with regard to the common stock of Medcath Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of September 10, 2010.

September 10, 2010

WS CAPITAL, L.L.C.

By:	/s/ Reid S. Walker
Reid S. Walker, Member

WS CAPITAL MANAGEMENT, L.P.

By: WS Capital, L.L.C., its general partner

By:	/s/ Reid S. Walker
Reid S. Walker, Member

/s/ Reid S. Walker
REID S. WALKER

/s/ G. Stacy Smith
G. STACY SMITH